The business integration described in this press release involve securities of a Japanese company. The business integration is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

June 10, 2025

To Whom It May Concern

Company name: Hino Motors, Ltd.

Representative: Satoshi Ogiso, President & CEO,
Member of the Board of Directors,

(Code Number: 7205 TSE, Prime, NSE, Premier)

Contact Person: Makoto Iijima, General Manager, Corporate Communications Dept, Public Affairs Div.
Phone: (042) 586-5494

Notice Concerning Execution of Agreement Regarding Transfer of Hamura Plant to Toyota Motor Corporation

Hino Motors, Ltd. (the “Company”) hereby announces that, at its Board of Directors meeting held today, the Company has resolved to transfer the Company’s Hamura Plant to Toyota Motor Corporation (“Toyota”). More specifically, the Company has resolved to establish a receiving company (the “New Company”) as its wholly owned subsidiary, and, upon the succession of the Company’s Hamura Plant to the New Company (the “Succession”), execute a share transfer agreement (the “Share Transfer Agreement”) to transfer all of the shares held by the Company in the New Company to Toyota on April 1, 2026 (scheduled) (the “Share Transfer”) (such series of actions are hereinafter collectively referred to as the “Transfer”), and the Share Transfer Agreement has been executed today by and between the Company and Toyota as follows:

I. Purpose of the Transfer

Today, the Company has entered into an agreement regarding the Transfer to strengthen its competitiveness in the commercial vehicle industry. The objective of the Transfer, following the business integration of the Company and Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) (the “Business Integration”), is to contribute to shaping the future of the commercial vehicle industry and the realization of a sustainable mobility society by facilitating optimal role-sharing between Toyota and the Company.

Since it commenced production in 1963, the Hamura Plant has manufactured Toyota vehicles such as both brands' light-duty trucks, Hilux and Land Cruiser 250, striving to meet the needs of customers around the world. Going forward, by leveraging the manufacturing expertise it has accumulated over its more than 60-years history, the Hamura Plant will continue to contribute to the Toyota Group’s mission of “making ever-better cars” as one of the Toyota Group’s core plants for frame-structured vehicles, meeting the expectations of customers and the local community.

For details of the Business Integration, please refer to today’s “Notice Concerning Execution of a Business Integration Agreement Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation.”

II. Schedule of the Transfer

The schedule of the Transfer shall be as follows:

Resolution of the Board of Directors	June 10, 2025
Execution of the Share Transfer Agreement	June 10, 2025
Establishment of the New Company	After the execution of the Share Transfer Agreement
Date of implementation of the Succession of the Hamura Plant to the New Company and the Share Transfer to Toyota	April 1, 2026 (scheduled)

(Note 1) There is a possibility that such schedule may change in the future, or the Transfer may not be implemented, depending on the progress toward the effectuation of the Business Integration of the Company and MFBTC (the implementation of the Transfer is conditional upon the certainty that the Business Integration will be conducted), or the progress of the obtaining of necessary clearances and regulatory approvals under competition and other laws and regulations, etc., or other reasons.

(Note 2) The method of succession of the Hamura Plant from the Company to the New Company is scheduled to take form of either an absorption-type company split or a business transfer. The Succession will be carried out without going through the approval procedures of a General Meeting of Shareholders of the Company, pursuant to the provisions of a simplified absorption-type company split as stipulated in Article 796, Paragraph 2 of the Companies Act or a simplified business transfer as stipulated in Article 467, Paragraph 1, Item 2 of the Companies Act.

(Note 3) The name, location and other matters of the New Company will be determined in due course.

III. Succession of the Hamura Plant to the New Company

As the Succession will be either a simplified absorption-type company split or a simplified business transfer to a wholly owned subsidiary of the Company, certain disclosure items and details have been omitted in the following:

1. Purpose of the Succession

Please refer to “I. Purpose of the Transfer” above.

2. Summary of the Succession

(1) Method of the Succession

Expected to be in the form of either an absorption-type company split or a business transfer.

(2) Details of consideration for the Succession

As the New Company will be a wholly owned subsidiary of the Company, no consideration will be delivered by the New Company to the Company upon the Succession if the method of the Succession is a company split. The terms of the consideration will be determined upon consultation if the method of Succession is a business transfer.

(3) Treatment of stock acquisition rights and bonds with stock acquisition rights in association with the Succession

Not applicable, as the Company has not issued any stock acquisition rights or bonds with stock acquisition rights.

(4) Increase or decrease in stated capital as a result of the Succession

Not applicable.

(5) Rights and obligations to be assumed by the successor company

The New Company will succeed to all or part of the assets, liabilities, contracts and other rights and obligations relating to the business of the Hamura Plant.

(6) Prospects for fulfilment of obligations

As the cash flow generated by the business of the Hamura Plant is at a reasonable level, there are no specific concerns regarding the prospects for the fulfilment of obligations by the New Company.

3. Outline of Companies involved in the Succession

(1) Outline of the Company

(1)	Name	Hino Motors, Ltd.
(2)	Address	1-1 Hinodai 3-chome, Hino-shi, Tokyo
(3)	Name and Title of Representative	Satoshi Ogiso, President & CEO, Member of the Board of Directors
(4)	Description of Business	Manufacture of trucks and buses, light commercial vehicles and passenger vehicles (consigned vehicles from Toyota), engines and spare parts, etc.
(5)	Stated Capital	72,717 million yen (as of March 31, 2025)
(6)	Date of Incorporation	May 1, 1942
(7)	Number of Issued Shares	574,580,850 shares (as of March 31, 2025)
(8)	Fiscal Year End	March 31
(9)	Major Shareholders and Shareholding Ratios (Note) (as of March 31, 2025)	Toyota Motor Corporation	50.14%
		The Master Trust Bank of Japan, Ltd.	10.30%
		Custody Bank of Japan, Ltd.	3.27%
		STATE STREET BANK AND TRUST COMPANY 505001 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	1.69%
		HSBC BANK PLC A/C M AND G (ACS) VALUE PARTNERS CHINA EQUITY FUND (Standing Proxy: Custody Business Department of The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.37%
		STATE STREET BANK AND TRUST COMPANY 505223 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.77%
		JP MORGAN CHASE BANK 385781 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.67%
		STATE STREET BANK WEST CLIENT - TREATY 505234 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.62%
		Hino Motors Employees' Stock Ownership Association	0.56%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	0.52%
(10)	Consolidated Results of Operations and Consolidated Financial Condition in the immediately preceding fiscal year (Fiscal Year ended March 2025)
	Net Assets	251,020 million yen
	Total Assets	1,478,180 million yen
	Net Assets per Share	310.90 yen
	Net Sales	1,697,229 million yen
	Operating Income	57,490 million yen
	Ordinary Income	39,310 million yen
	Profit Attributable to Owners of Parent	-217,753 million yen
	Profit per Share	-379.34 yen
(Note)	The shareholding ratios are calculated based on the total number of issued shares excluding treasury shares.

(2) Outline of the New Company

Details of the New Company have not yet been determined. The representative of the New Company after the Transfer is expected to be Mr. Koreatsu Aoki (Note).

(Note) Effective on June 10, 2025, seconded from Toyota to Hino and appointed as an Officer, Monozukuri Function.

4. Outline of the business unit subject to succession

(1) Details of the business carried out by the business unit subject to succession

Manufacturing of SUVs, light-duty trucks, and other automobiles, as well as manufacturing of automotive parts.

(2) Others

Other details of the business units to be split will be announced as soon as they are determined.

5. Status of the Company and the New Company after the Succession

(1) Status of the Company

There will be no change in the Company’s name, address, name and title of representative, business description, stated capital, or fiscal year end after the Succession.

(2) Status of the New Company

Details of the New Company have not yet been determined. The representative of the New Company after the Transfer is expected to be Mr. Koreatsu Aoki.

IV. The Share Transfer

1. Purpose of the Share Transfer

Please refer to “I. Purpose of the Transfer” above.

2. Outline of the Company’s Subsidiary Subject to the Share Transfer

Please refer to “(2) Outline of the New Company” in “3. Outline of Companies involved in the Succession” in “III. Succession of the Hamura Plant to the New Company” above.

3. Outline of the Counterparty of the Share Transfer

(1)	Name	Toyota Motor Corporation
(2)	Address	1 Toyota-cho, Toyota-shi, Aichi
(3)	Name and Title of Representative	Koji Sato, President, Representative Director
(4)	Description of Business	Automotive operations, financial services operations and all other operations
(5)	Stated Capital	635,402 million yen (as of March 31, 2025)
(6)	Date of Incorporation	August 28, 1937
(7)	Equity attributable to owners of the Parent Company	35,924,826 million yen (as of March 31, 2025)
(8)	Total Assets	93,601,350 million yen (as of March 31, 2025)
(9)	Major Shareholders and Shareholding Ratios (Note) (as of March 31, 2025)	The Master Trust Bank of Japan, Ltd.	13.84%
		Toyota Industries Corporation	9.14%
		Custody Bank of Japan, Ltd.	6.22%
		Nippon Life Insurance Company	4.85%
		STATE STREET BANK AND TRUST COMPANY (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	4.38%
		JP MORGAN CHASE BANK (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	4.21%
		Denso Corporation	3.45%
		The Bank of New York Mellon as Depository Bank for Depositary Receipt Holders (Standing Proxy: Sumitomo Mitsui Banking Corporation)	2.57%
		Toyota Fudosan Co., Ltd.	1.91%
		Mitsui Sumitomo Insurance Company, Limited	1.56%
(10)	Relationship between the Companies (as of May 31, 2025)
	Capital Relationship	Toyota holds 50.14% (287,897 thousand shares) of the outstanding shares issued by the Company.
	Personnel Relationship	One director is dispatched by Toyota to the Company. 15 employees have been seconded by Toyota to the Company, and 22 employees have been seconded by the Company to Toyota.
	Business Relationship	The Company is contracted by Toyota to manufacture passenger vehicles and certain light-duty trucks. The Company also supplies light-duty trucks as an OEM.
	Status as Related Parties	Toyota is the Company’s parent company, which makes it a related party of the Company.
(Note)	The shareholding ratios are calculated based on the total number of issued shares excluding treasury shares.

4. Number of Transferred Shares, Transfer Price and Number of Shares Owned Before and After the Transfer

(1)	Number of Shares Owned Before the Transfer	Undetermined (percentage of voting rights owned: 100%)
(2)	Number of Transferred Shares	Undetermined
(3)	Transfer Price	150 billion yen
(4)	Number of Shares Owned After the Transfer	0 shares (percentage of voting rights owned: 0%)
(Note)	Details on the number of shares owned before the Transfer and the number of transferred shares will be provided as soon as they are determined.

5. Basis of the Terms of Consideration for the Transfer

(1) Basis and reason for the terms of consideration

As set out in “7. Measures to Ensure Fairness” below, in order to ensure fairness and appropriateness during the course of the calculation of the transfer price for the Share Transfer, the Company has retained Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu Financial Advisory”) as its third-party valuation institution, and, after careful consultation and consideration, taking into account the value of the business unit subject to succession under the Share Transfer calculated by Deloitte Tohmatsu Financial Advisory, determined that the transfer price stated in “(3) Transfer Price ” in “4. Number of Transferred Shares, Transfer Price and Number of Shares Owned Before and After the Transfer” above (the “Share Transfer Price”) is within the range of calculation by Deloitte Tohmatsu Financial Advisory and, in light of the Purpose of the Transfer above, is not detrimental to the interests of the Company’s shareholders, and that it is appropriate to conduct the Share Transfer at the Share Transfer Price.

(2) Matters pertaining to calculation

(i) Name of the valuation institution and relationship with the Company and Toyota

Deloitte Tohmatsu Financial Advisory is a third-party valuation institution independent of the Company and Toyota. It does not fall under their interested parties and has no material interest in the Share Transfer to be noted.

(ii) Overview of calculation

For the purpose of evaluation of the business unit subject to succession (the “Hamura Plant Business”), Deloitte Tohmatsu Financial Advisory has adopted a discounted cash flow analysis (the “DCF Analysis”) in order to take into account the future business activities in the Target Business in performing its calculation.

The range of value of the business related to the Hamura Plant calculated under the DCF Analysis is as follows:

Valuation Method	Calculation Result
DCF Analysis	116,903 million yen － 157,877 million yen

In the above calculation, based on the financial forecasts based on the business plan of the Hamura Plant Business for the fiscal years from the fiscal year ending March 31, 2027 through the fiscal year ending March 31, 2034 prepared by the Company, as well as publicly available information and other factors, Deloitte Tohmatsu Financial Advisory evaluated the value of the Hamura Plant Business by discounting the future cash flows that are expected to be generated by the Hamura Plant Business on and after April 1, 2026, with the base date for calculation being June 9, 2025, to their present value by applying a certain discount rate. Deloitte Tohmatsu Financial Advisory adopted a discount rate of 8.2% to 8.9%, applied the perpetual growth rate method to calculate the terminal value, and adopted a perpetual growth rate of 0.0% to 1.4%. The business plan for the Hamura Plant Business, which Deloitte Tohmatsu Financial Advisory used as a premise for its calculation under the DCF Analysis, includes fiscal years in which a significant increase or decrease in profit is anticipated compared to the previous fiscal year. Specifically, for the fiscal years ending March 2027 and March 2028, a significant increase in operating income is expected compared to the previous fiscal year (an increase of 93% for the fiscal year ending March 2028 compared to the previous fiscal year), primarily due to an increase in overseas sales volume and cost reduction. Also, the business plan provided by the Company is based on the assumption that the Transfer will be implemented.

(Note) In calculating the business value of the Hamura Plant Business, Deloitte Tohmatsu Financial Advisory has, in principle, used the information provided by the Company and publicly available information and other factors, on an as is basis, and has assumed that all such materials and information are accurate and complete and that there are no facts undisclosed to Deloitte Tohmatsu Financial Advisory that could have a material impact on the calculation of the business value of the Hamura Plant Business, and Deloitte Tohmatsu Financial Advisory has not independently verified the accuracy or completeness of such facts. In addition, it is assumed that the information regarding the business plan for the Hamura Plant Business has been reasonably prepared based on the currently available best estimates and judgment of the management of the Company. While the financial figures for the Hamura Plant Business used as the basis for the calculation under the DCF Analysis are those of the forecasts for the fiscal year ending March 31, 2026, the future financial position of the Hamura Plant Business is treated as a given, without any guarantee as to the feasibility or probability thereof, and they do not provide any guarantee as to the assumptions of market data at a future point in time. Furthermore, Deloitte Tohmatsu Financial Advisory has not independently evaluated, appraised or assessed the assets and liabilities of the Hamura Plant Business (including derivative financial instruments, off-balance-sheet assets and liabilities, and other contingent liabilities), and has not requested a third-party appraisal or assessment thereof. The calculations by Deloitte Tohmatsu Financial Advisory reflect the above information by and until June 9, 2025. The sole purpose of the calculation by Deloitte Tohmatsu Financial Advisory is to serve as a reference for the Board of Directors of the Company to consider the business value of the Hamura Plant Business.

(3) Special indemnification for the Engine Issues

The Company has, since the announcement titled “Misconduct concerning Engine Certification” dated March 4, 2022, disclosed the issues regarding the certification on gas emission and fuel efficiency of the Company’s engines (the “Engine Issues”) (please refer to the series of announcements published under the heading “List of Announcements regarding the Company’s Certification Issues” (Japanese website: https://www.hino.co.jp/corp/news/2023/ninshohusei_tokusetsu.html on the Company’s website and the Company’s 112th annual securities report dated June 26, 2024 and other materials).

Pursuant to the Share Transfer Agreement, if the New Company assumes any obligations, liabilities, or expenses incurred by the Company arising from or related to the Engine Issues for any reason, and Toyota and the New Company suffers any loss as a result thereof, the Company will owe a monetary indemnity obligation to Toyota for such loss.

6. Foreseen prospects for delisting and the reason therefor

The Company is not expected to be delisted as a result of the Share Transfer. Please refer to today’s “Notice Concerning Execution of a Business Integration Agreement Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation” for matters regarding the listing of the Company shares following the Business Integration of the Company and MFTBC.

7. Measures to Ensure Fairness

Toyota, the counterparty of the Share Transfer, is the parent company of the Company, and the Transfer, including the Share Transfer, falls under a transaction with a controlling shareholder. In light of this, the Company is implementing the following measures to ensure fairness in the Transfer.

(1) Obtainment of calculation report from a third-party valuation institution

The Company has obtained a calculation report prepared by Deloitte Tohmatsu Financial Advisory as a third-party valuation institution on the consideration of the Share Transfer. Deloitte Tohmatsu Financial Advisory does not have any significant interests in the Company or Toyota.

(2) Advice from an independent legal advisor

The Company has retained Nagashima Ohno & Tsunematsu as a legal advisor in the Transfer, and received legal advice on various procedures related to the Transfer, decision-making methods and decision-making processes, etc. Nagashima Ohno & Tsunematsu does not have any significant interests in the Company or Toyota.

8. Measures to Avoid Conflicts of Interest

As described in “7. Measures to Ensure Fairness” above, given that the Transfer, including the Share Transfer, falls under a transaction with the controlling shareholder of the Company, the Company is implementing the following measures to avoid conflicts of interest.

(1) Obtaining a report from the Special Committee that has no interests in the Company

In order to take care in making decisions regarding the implementation of the Transfer prior to deliberation and resolution whether or not to approve the Transfer and in order to eliminate any possibility of arbitrariness and conflicts of interest in the decision-making process of the Company’s Board of Directors regarding the Transfer and to ensure the fairness of the decision-making process, as well as to obtain an opinion on whether there is any disadvantage to its minority shareholders from the decision of its Board of Directors to implement the Transfer, the Company consulted with the Special Committee of the Company (the “Special Committee”) which was established in FY2022 in order to determine the appropriateness of material transactions with Toyota Group.

The Special Committee consists of four (4) members: Mr. Motokazu Yoshida, Mr. Koichi Muto, Mr. Masahiro Nakajima and Ms. Shoko Kimijima, who are outside directors and independent officers having no interests in the Company or Toyota. The Company asked the Special Committee for examination and determination on (a) the legitimacy and reasonableness of the purpose of the Transfer, (b) the appropriateness of the terms and conditions of the Transfer, (c) the fairness of the procedures for the Transfer, and (d) whether the implementation of the Transfer would be disadvantageous to minority shareholders of the Company, taking (a) through (c) above into consideration, and providing its opinion to the Company’s Board of Directors (collectively, the “Consulted Matters”). When the Company begun consulting with the Special Committee on the Transfer, the Company appointed Mr. Motokazu Yoshida, Mr. Koichi Muto, Mr. Masahiro Nakajima and Ms. Shoko Kimijima as members of the Special Committee (the chairman of the Special Committee is Mr. Motokazu Yoshida), and, since then, the Company has not changed any of the members of the Special Committee when conducting consultations concerning the Transfer. The compensation for services of each member does not include any contingency fee that is subject to public announcement, decision or implementation, etc. of the Transfer.

The Company has also resolved that the decision-making by its Board of Directors regarding the Transfer shall be made with maximum respect for the opinions of the Special Committee, and that if the Special Committee determines that the Transfer is disadvantageous to the Company’s minority shareholders, the Company’s Board of Directors shall not decide to promote or implement the Transfer. Further, the Company’s Board of Directors has resolved (a) to grant authority to the Special Committee to appoint its own advisors, in which case the reasonable costs of such advisors shall be borne by the Company, and (b) to ensure that the Special Committee is in a position to substantially influence the negotiation process regarding the terms and conditions of the transactions by, for example, reporting to the Special Committee in a timely manner on the status of negotiations, hearing the opinions of the Special Committee at important junctures and negotiating upon taking into consideration any requests from the Special Committee.

The Special Committee carefully considered the Consulted Matters by holding twenty (20) meetings in total during the period from May 31, 2024 to June 10, 2025, collecting information and holding discussions from time to time as required. In addition, after considering the independence, expertise and experience, the Special Committee appointed Plutus Consulting Co., Ltd. as its own financial advisor, independent of the Company and Toyota, and Anderson Mori & Tomotsune as its own legal advisor, independent of the Company and Toyota.

Based on the foregoing, the Special Committee has received timely explanation from, and conducted question-and-answer sessions, etc. with, the Company and the Company’s legal advisor, Nagashima Ohno & Tsunematsu, concerning the negotiation process and decision-making process of various terms and conditions of the Transfer, including the significance of the Transfer; and through such process, the Special Committee has verified the reasonableness thereof. Furthermore, based on advice from its financial advisor, Plutus Consulting Co., Ltd., and its legal advisor, Anderson Mori & Tomotsune, the Special Committee has been involved in the negotiation process by providing its opinions at important junctures and giving instructions and requests to the Company.

Under such circumstances, the Special Committee, on the premise of each of the above explanations, advice from its advisors and other materials for consideration, carefully deliberated and examined the Consulted Matters, and submitted to the Company’s Board of Directors a report dated June 10, 2025, to the effect that (a) the purpose of the Transfer is deemed to have a certain level of justification and rationality, (b) no particular circumstances were found that should make the terms of the Transfer unreasonable, (c) the Transfer procedure is found to be fair, and (d) given (a) through (c) above, executing the Share Transfer Agreement and carrying out the Transfer would not be detrimental to the Company’s minority shareholders. For a summary of the report, please refer to “3. Overview of the opinions obtained from parties with no interests in the controlling shareholder regarding the matter that the relevant transactions, etc., are not disadvantageous to the minority shareholders” in “VI. Transactions, etc. with Controlling Shareholder” below.

(2) Approval of all directors who have no interest in the Company

All directors of the Company excluding Mr. Jun Nagata attended the Company’s Board of Directors meeting held today and all members in attendance deliberated on and resolved to approve the execution of the Share Transfer Agreement. Of the Company’s directors, Mr. Jun Nagata, who had been an operating officer of Toyota until December 2024, and, as of today, dispatched from Toyota (part-time contract employee) to the Company as a director, has, or is likely to have, a conflict of interest in relation to the Transfer. Therefore, he did not participate in discussions and negotiations regarding the Transfer, and did not participate in deliberations regarding the execution of the Share Transfer Agreement at the Company’s Board of Directors meeting.

V. Future Outlook

The Company is currently investigating the impact of the Transfer on the financial results from fiscal year ending March 2026, and the Company will make prompt disclosures if it is necessary to make any new disclosures regarding the Transfer.

VI. Transactions, etc. with Controlling Shareholder

1. Applicability of transactions, etc. with the controlling shareholder and compliance with the policy on measures to protect minority shareholders

Toyota, the counterparty of the Transfer, including the Share Transfer, is the parent company of the Company, and the Transfer falls under a transaction with the controlling shareholder. The compliance of the Transfer with respect to the “Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder” indicated in the Corporate Governance Report disclosed by the Company on July 3, 2024 is as follows.

After holding discussions with the Special Committee that is composed of only independent outside directors, and a report confirming that the Transfer would not be disadvantageous to the Company’s minority shareholders has been obtained. Under such circumstances, all of the directors of the Company, excluding Mr. Jun Nagata, attended the Company’s Board of Directors meeting held today and all members in attendance deliberated on and resolved to approve the execution of the Share Transfer Agreement. Of the Company’s directors, Mr. Jun Nagata, who had been an operating officer of Toyota until December 2024, and, as of today, dispatched from Toyota (part-time contract employee) to the Company as a director, has, or is likely to have, a conflict of interest in relation to the Transfer. Therefore, he did not participate in discussions and negotiations regarding the Transfer and did not participate in deliberations regarding the execution of the Share Transfer Agreement at the Company’s Board of Directors meeting detailed above. As a result of these measures, the Company believes that the Transfer complies with the “Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder” of the Company.

The “Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder” indicated in the Corporate Governance Report disclosed on July 3, 2024 is as follows.

4.	Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder

The parent company of the Company is Toyota Motor Corporation which owns 50.2% of the voting rights of the Company as of March 31, 2024. The Company determines sales of products to the parent company, etc. based on price negotiations in each fiscal year, taking into account the market price of raw materials and number of units manufactured on a consignment basis, etc.

With respect to the purchase of parts, etc., the Company determines a reasonable price based on discussions with Toyota Motor Corporation, sufficiently taking into account market prices, etc. in the same manner as determining the terms and conditions of general transactions. The Company determines interest rates at the time of borrowing money in the same manner as determining those in general transactions, taking into account market interest rates. With respect to these material transactions between the Company and the parent company group, the Company determines the appropriateness of transactions at Board of Directors meetings after holding discussions with and obtaining a report from a special committee that is composed of only independent outside directors. Accordingly, the Company believes that transactions with the parent company do not and will not harm the Company and the rights of its minority shareholders.

2. Measures to ensure fairness and avoid conflicts of interest

As described in “1. Applicability of transactions, etc. with the controlling shareholder and compliance with the policy on measures to protect minority shareholders” above, given that the Transfer falls under a transaction with the controlling shareholder, the Company has determined that it is necessary to take measures to ensure fairness and avoid conflicts of interest and has made determinations regarding the Transfer after ensuring fairness and avoiding conflicts of interest by carefully holding discussions on and examining the terms and conditions of the Share Transfer Agreement at its Board of Directors meeting and taking the measures described in “7. Measures to Ensure Fairness” and “8. Measures to Avoid Conflicts of Interest” in “IV. The Share Transfer” above.

3. Overview of the opinions obtained from parties with no interests in the controlling shareholder regarding the matter that the relevant transactions, etc. are not disadvantageous to the minority shareholders

As described in “(1) Obtaining a report from the Special Committee that has no interest in the Company” in “8. Measures to Avoid Conflicts of Interest” in “IV. The Share Transfer” above, in order to take care in making decisions regarding the implementation of the Transfer and in order to eliminate any possibility of arbitrariness and conflicts of interest in the decision-making process of its Board of Directors regarding the Transfer and to ensure the fairness of the decision-making process, as well as to obtain its opinion on whether there are any disadvantages to the Company’s minority shareholders from the decision of its Board of Directors to implement the Transfer, the Company consulted with the Special Committee on the Consulted Matters.

As a result, on June 10, 2025, the Company received a report from the Special Committee concerning implementation of the Transfer as outlined below.

I. Conclusion of Report

(a)	The Transfer can contribute to enhancing the Company’s corporate value, and its purpose would be legitimate and reasonable to a certain extent. As of the date the report was prepared, there are no special circumstances where such legitimacy or reasonableness is denied.
(b)	Given that, respectively, the negotiation status in respect of the Transfer, and the conditions set forth in the Share Transfer Agreement, cannot be said to be unreasonable, there have not been found to be any special circumstances that support a determination that the terms and conditions of the Transfer are improper, including the fact that none of the terms and conditions of the Transfer is of particular detriment to minority shareholders (general shareholders).
(c)	There are no circumstances which create doubt as to the fairness of the system of deliberations and negotiations on the terms and conditions of the Transfer or of the negotiations and decision-making process regarding the terms and conditions of the Transfer, etc., and, given that measures to ensure fairness have been taken in the course of executing the Transfer, the procedures for the Transfer are considered fair.
(d)	Taking into consideration (a) through (c) above, since it cannot be said to be unreasonable to execute the Share Transfer Agreement, and to implement the Transfer if the conditions precedent to the Transfer set forth in the Share Transfer Agreement are satisfied, it would not be disadvantageous to the Company’s minority shareholders to implement the Transfer.

II. Reasons for Conclusions of Report

(a)	Legitimacy and reasonableness of the purpose of the Transfer
A.	Purpose of the Transfer
•	The Hamura Plant has a long history of mainly manufacturing Toyota products, and most of the products manufactured at the plant are Toyota vehicles such as the Prado SUV, but some of the Company’s light-duty trucks are also manufactured at the plant. In order to respond to changes in the business environment, the Company intends to increase operational efficiency and productivity by concentrating its management resources, including funds, on the manufacturing of commercial vehicles and trucks through the Business Integration. The Hamura Plant has built up its manufacturing capabilities over many years through the production of Toyota vehicles, and is expected to further strengthen its competitiveness by becoming a wholly owned subsidiary of Toyota. Accordingly, compared with the case where the plant is purchased by another company, if Toyota purchases the plant, there is a reasonable possibility that Toyota’s valuation of the Hamura Plant will be equal to or higher than that of other companies. Ultimately, the Company will be able to raise a substantial amount of funds to prepare for the financial burden that the Company will incur in connection with the Engine Issues.

•	Therefore, the purposes of the Transfer are to sell the Hamura Plant Business to Toyota to (i) respond to changes in the business environment, strengthen the competitiveness of the Hamura Plant Business as a wholly owned subsidiary of Toyota and meet the expectations of stakeholders and (ii) raise the funds needed by the Company. Further, it is considered that executing the Transfer at an appropriate price could be a factor that is advantageous to the Company in determining the integration ratio for the Business Integration and could also contribute to the interests of minority shareholders.
B.	The Company’s understanding of the current situation
•	The legitimacy and reasonableness of selling the Hamura Plant Business of the Hamura Plant, which is considered to be of high importance to the Company, require careful consideration. However, the sale of the Hamura Plant Business does not mean that the production capacity of the Company will be completely lost, and, if the necessity of the transfer and the appropriateness of the consideration are recognized, conducting the transfer could be deemed reasonable. The Company’s understanding of the business environment is as follows: it is essential to invest resources in new areas such as CASE technologies for commercial vehicles, and as Europe and China are the main players for main units and a union of commercial vehicles established with the aim of securing resources and improving the international competitiveness, the Company is not able to participate in such union at this moment. Therefore, the need for the Company to secure funds and concentrate the management resources is high.
•	The Company’s understanding of the management issues is as follows: the Company cannot deny the possibility that the financial impact on the Company in connection with the Engine Issues may have a material adverse effect on the Company’s management, financial condition and cash flow position. Under the current circumstances, it is difficult for the Company to obtain additional financing from financial institutions on favorable terms. Therefore, unless the Company obtains funding in some form, it may also affect the payment of any debt related to certification misconduct that will become apparent going forward, investment for the medium- to long-term growth of business, and/or the continuity of business itself.
•	The Company’s above understanding of both the business environment and the management issues, which is based on the significance of the Hamura Plant, is considered to be reasonable. Therefore, taking measures that contribute to resolution of the above management issues and the above policies as part of a strategy to realize the resolution of such matters, in general, can be considered that such measures will contribute to enhancing the Company’s corporate value.
C.	Relevance to the Business Integration

•	When conducting discussions, including on valuations, in the course of the negotiations regarding the Business Integration with MFTBC, it is assumed that the valuation will be conducted under circumstances where the Company has independently secured the necessary funds through the implementation of the Transfer. Thus, if the Transfer is not implemented, there are concerns that the realization of the Business Integration with MFTBC itself may be hindered.
•	Further, if the Business Integration is conducted, the fact that the Company has secured a portion of the funds necessary to address anticipated management issues would be a matter that could work in favor of the Company in the evaluation and negotiations in respect of the integration ratio, and may, in turn, benefit the Company’s minority shareholders, in addition to Toyota.
D.	Appropriateness of selection of transferee
•	The Transfer is to be conducted as a prerequisite for the Business Integration, which will be negotiated between certain specified parties, and is highly confidential. In reality, it is difficult to search for potential purchasers other than Toyota and conduct negotiations, including on valuations. Given that the Hamura Plant mainly manufactures Toyota products, there is a reasonable possibility that Toyota’s valuation of the Hamura Plant will be equal to or higher than that of other companies.
•	On the other hand, the financial results of the Hamura Plant are dependent on Toyota’s business trends, and therefore, if a company other than Toyota acquires the Hamura Plant, there is a risk that the valuation will be conservative. Toyota is the parent company of the Company; however, the transfer price is expected to fall within an appropriate range by taking measures to eliminate potential conflicts of interest, including the establishment of a special committee, and conducting negotiations based on an appropriate valuation.
•	Accordingly, it is deemed reasonable to select Toyota as the transferee.
E.	Brief Summary
•	Based on the above, the Transfer is deemed to contribute to enhancing the Company’s corporate value, and the purposes of the Transfer are deemed legitimate and reasonable.
(b)	Appropriateness of the terms and conditions of the Transfer
A.	Establishment of negotiation process
•	With respect to the Share Transfer Agreement, the Company has negotiated on multiple occasions with Toyota in conjunction with the advice of the Company’s legal advisor, and the points raised by the Company have been reflected in the Share Transfer Agreement to a certain extent. In addition, the series of negotiation process was explained to the Special Committee, discussions which included the legal advisor of the Special Committee and the financial advisor of the Special Committee were held, and negotiations to reflect the terms and conditions that the Special Committee considered necessary or desirable in the Share Transfer Agreement were also held. As a result, certain changes have been made to the terms and conditions initially proposed by Toyota, and this shows that with the Special Committee’s substantial involvement in the negotiation process, the Company has been negotiating in order to achieve the Transfer on transactional terms and conditions that are as favorable as possible to the Company and its minority shareholders (general shareholders).

•	Based on the above, it is presumed that the negotiations between the Company and Toyota regarding the Share Transfer Agreement were conducted based on objective and consistent discussions equivalent to those between independent parties, and that there are no special circumstances to doubt the transparency and fairness of the agreement process.
B.	Scope of transfer
•	In the Transfer, the entire Hamura Plant, including the experimental area for businesses at the Hamura Plant other than the Hamura Plant Business, is expected to be sold in a single transaction. In such a case, there is no need to implement new rainwater countermeasures that would arise in the case of a partial transfer, or to construct new sewage treatment facilities or industrial waste treatment facilities, and no issue is expected to arise from the viewpoint of compliance with laws and regulations regarding the building-to-land ratio and green space ratio. Therefore, it is appropriate to set the scope of the transfer as the entirety of the Hamura Plant in a single transaction.
C.	Relationship between business value calculation and transfer price
•	In considering the fairness and appropriateness of the transfer price for the Transfer, the results of the calculation of the business value by the Company’s valuation institution and the Special Committee’s financial advisor will be the central reference materials. Such calculation is based on the business plan formulated by the Company (the “Transfer Business Plan”). The Transfer Business Plan has been prepared on a stand-alone basis as a financial forecast of the Company (the Hamura Plant Business) for the period from the fiscal year ending March 31, 2025 to the fiscal year ending March 31, 2029, without assuming the implementation of the Transfer, and there is no indication that Toyota or its related parties were involved in or had influenced the development of such plan. In addition, at the request of the Special Committee, the Company provided an opportunity for explanation and held a question-and-answer session at the meeting of the Special Committee. In such session, no circumstances that required modification of the Transfer Business Plan or any other circumstances that should raise doubts about the reasonableness of the Transfer Business Plan were found. In light of the above, there is no evidence that Toyota had intervened in the process of formulating the Transfer Business Plan by exerting pressure, nor is there any unreasonable expectation in its contents.
•	At the meeting of the Special Committee, the Special Committee received detailed explanations from the Company’s third-party valuation institution and the Special Committee’s financial advisor regarding the results of the calculation of the business value of the Hamura Plant Business, its calculation method, and the process of consideration regarding the calculation results. First, the valuation methods used by the Company’s third-party valuation institution and the Special Committee’s financial advisor are both based on the premise of a going concern. Specifically, the DCF analysis was used by the Company’s third-party valuation institution and the Special Committee’s financial advisor. Since nothing unreasonable was found in the selection of business valuation methodologies, their respective calculation methods, or the basis for their calculations, the Special Committee evaluated that it could rely on the respective business valuation reports prepared by the Company’s third-party valuation institution and the Special Committee’s financial advisor in considering the business value of the Hamura Plant Business.

•	According to the business valuation reports prepared by the Company’s third-party valuation institution and the financial advisor to the Special Committee, the business value of the Hamura Plant Business calculated by each valuation method is as follows: The Company’s third-party valuation institution determined the business value of the Hamura Plant Business to be 116,903 million yen to 157,877 million yen using the DCF Analysis. On the other hand, the financial advisor to the Special Committee determined the business value of the Hamura Plant Business to be 133,479 million yen to 213,486 million yen using the DCF Analysis. The amount of the consideration of 150 billion yen for the Transfer is within the range of the above calculation results, and the amount of consideration for the Transfer is considered to be at a level that is not disadvantageous to the Company, even from the perspective of a comparison with the business value of the Hamura Plant Business calculated by the Company’s third-party valuation institution and the Special Committee’s financial advisor. In other words, it is also considered that the amount of the consideration is not disadvantageous to the minority shareholders.
D.	Terms and conditions of the Share Transfer Agreement other than those regarding the transfer price
•	Matters related to Toyota’s employment and special compensation regarding the Engine Issues are stipulated as important matters under the Share Transfer Agreement.
•	With respect to matters related to Toyota’s employment, a certain degree of consideration is given to ensuring that employees of the organization to be transferred can understand the Transfer.
•	If the New Company assumes any obligations, liabilities, or expenses incurred by the Company arising from or related to the Engine Issues for any reason, and Toyota suffers any loss as a result thereof, the Company will owe a monetary indemnity obligation to Toyota for such loss. At the Hamura Plant, no businesses related to engine development and manufacturing, or certification, are conducted, and the plant has no connection to the U.S. market, except that the plant manufactures a small number of spare parts for the U.S. market. Therefore, the likelihood of the New Company or Toyota bearing any expenses is low, and, even if such expenses were to arise, the economic impact is expected to be minimal.
•	In light of the above, it cannot be said that it is unreasonable to conduct the Transfer under the terms and conditions of the Share Transfer Agreement other than those regarding the transfer price.
E.	Brief Summary
•	As above, given that the negotiation status of the Transfer, the transfer price, and the terms and conditions set forth in the Share Transfer Agreement, respectively, are not unreasonable, there are no special circumstances where the terms and conditions of the Transfer would be inappropriate.
(c)	Fairness of Procedures for the Transfer
A.	Establishment of the Special Committee and obtaining the report from the Special Committee
•	The Special Committee is a committee consisting of independent outside directors of the Company. Furthermore, the Special Committee carries out the roles that the special committee should play in examining the Consulted Matters.
•	In addition, based on consideration of the following points, the Special Committee is found to function effectively to ensure fairness:

(i)	The Special Committee was established at the Company with the purpose of establishing a system to supervise entire transactions in order to ensure the transparency of significant transactions and actions in which interests may conflict with Toyota, and in relation to the Transfer, it has been consulted when the Company and Toyota have been continuing with substantive negotiations regarding the Share Transfer Agreement.
(ii)	The members of the Special Committee are composed of outside directors, and it has been confirmed that they are independent of the Company and Toyota, as well as independent of the success or failure of the Transfer.
(iii)	The Special Committee is authorized to substantively engage in the negotiation process of the terms and conditions of the transactions of the Transfer by confirming in advance the policies to be followed in negotiations concerning the terms and conditions of transactions of the Transfer, receiving reports on the negotiation status in a timely manner, expressing opinions at important junctures, and giving instructions and requests, and thereby ensuring the conditions by which the Special Committee could substantively influence the negotiation process of the terms and conditions of the transactions.
(iv)	The Special Committee has retained its own legal advisor that is independent of the Company and Toyota, as well as independent of the success or failure of the Transfer, and has retained its own financial advisor that is independent of the Company and Toyota, as well as independent of the success or failure of the Transfer. After confirming that there were no issues regarding their expertise or independence from the Company’s legal advisor, the Special Committee also heard their opinions as necessary.
(v)	The Special Committee also received explanations on the status of the negotiations regarding the Share Transfer Agreement, which are not publicly available to the minority shareholders (general shareholders), and asked to be provided with information from others as necessary.
(vi)	Remuneration of the Special Committee members is limited to the existing remuneration as outside directors of the Company, and no contingency fee is adopted.
B.	Decision-making process
•	Of the Company’s directors, as described in “(2) Approval of all directors who have no interest in the Company” in “8. Measures to Avoid Conflicts of Interest” in “IV. The Share Transfer” above, Mr. Jun Nagata has, or is likely to have, a conflict of interest in relation to the Transfer and did not participate in discussions and negotiations in the Company regarding the Transfer and will not participate in deliberations and resolutions regarding the Transfer at meetings of the Board of Directors to be held going forward. Therefore, it can be said that the Company has made efforts to eliminate arbitrariness in the decision-making process.
C.	Involvement of advisors and third-party valuation institutions
•	From the perspective of ensuring fairness in the decision-making process, the Company has received advice from a legal advisor that is independent of the Company and Toyota, as well as independent of the success or failure of the Transfer.
•	In examining the Consulted Matters, the Special Committee has received legal advice from a legal advisor that is independent of the Company and Toyota, as well as independent of the success or failure of the Transfer, concerning the Special Committee’s consideration of and deliberations on the Consulted Matters.

•	In order to ensure the appropriateness of the transfer price for the Transfer, the Company has obtained a business valuation report from a third party valuation institution that is independent of the Company and Toyota, as well as independent of the success or failure of the Transfer.
•	In order to ensure the fairness of the transfer price for the Transfer, the Special Committee has obtained a business valuation report from the financial advisor that is independent of the Company and Toyota, as well as independent of the success or failure of the Transfer.
D.	Enriching the provision of information to minority shareholders (general shareholders) and improving the transparency of procedures
•	In the Transfer, sufficient disclosure of information will be made regarding the process leading to the execution of the Share Transfer Agreement, negotiations therefor and details of the Share Transfer Agreement, etc., including the details of the authority granted to the Special Committee, deliberations at the Special Committee, involvement in the negotiations regarding the terms and conditions of the Share Transfer Agreement with Toyota, the contents of the report from the Special Committee and the remuneration of the members of the Special Committee. Therefore, material information that will contribute to making a judgement on the appropriateness of the terms and conditions of the transactions, etc. is deemed to have been provided to the shareholders of the Company.
E.	Brief Summary
•	There are no circumstances which create doubt as to the fairness of the system of deliberations and negotiations on the terms and conditions of the Transfer or of the negotiations and decision-making process regarding the Share Transfer Agreement, etc., and, given that measures to ensure fairness have been taken in the course of implementing the Transfer, the procedures for the Transfer are considered fair.
(d)	Whether or not it is disadvantageous to the Company’s minority shareholders for the Board of Directors of the Company to implement the Transfer, taking (a) through (c) above into consideration
•	In (a) to (c) above, it has been confirmed that the purpose of the Transfer is legitimate and reasonable, the terms and conditions of the Transfer are appropriate and the procedures for the Transfer are fair, and none of them are considered problematic. Based on the above, it is not unreasonable to execute the Share Transfer Agreement and implement the Transfer once the conditions precedent provided in the Share Transfer Agreement are satisfied; therefore, it is considered that it is not disadvantageous to the minority shareholders of the Company to implement the Transfer.

(Reference) Consolidated Performance Forecast for the Current Fiscal Year (published on April 24, 2025) and Consolidated Results for the Previous Fiscal Year

(in million yen, unless otherwise specifically indicated)

	Net Sales	Operating Income	Ordinary Income	Profit Attributable to Owners of Parent	Profit per Share (in yen)
Forecast for the Current Fiscal Year (Fiscal year Ending March 31, 2026)	1,500,000	40,000	35,000	20,000	34.84
Results for the Previous Fiscal Year (Fiscal Year Ended March 31, 2025)	1,697,229	57,490	39,310	-217,753	-379.34

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